SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

The Oncology Institute, Inc.

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

23343Q100

(CUSIP Number)

Christopher Kersey

Manager

2100 McKinney Ave, Suite 1760

Dallas, Texas 75201

Tel: (214) 420-3481

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 3, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Stock CUSIP No. 23343Q100

1	NAME OF REPORTING PERSON Havencrest Healthcare Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 13,896,475 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 13,896,475 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 13,896,475 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 18.9%
14	TYPE OF REPORTING PERSON PN

(1)

Consists of 13,896,475 shares of Common Stock (as defined herein) for which TOI HC I, LLC is the record owner and excludes 3,325,177 Earnout Shares (as defined herein) that may be issued to TOI HC I, LLC pursuant to the Merger Agreement (as defined herein). Havencrest Healthcare Partners, L.P. may be deemed to have beneficial ownership of the shares directly held by TOI HC I, LLC. Havencrest Healthcare Partners GP, LLC controls Havencrest Healthcare Partners, L.P.

(2)

Based on 73,495,500 shares of Common Stock of the Issuer (as defined herein) outstanding as of September 2, 2022, as reported in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 7, 2022.

Common Stock CUSIP No. 23343Q100

1	NAME OF REPORTING PERSON Havencrest Healthcare Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 13,896,475 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 13,896,475 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 13,896,475 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 18.9%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)

Consists of 13,896,475 shares of Common Stock for which TOI HC I, LLC is the record owner and excludes 3,325,177 Earnout Shares that may be issued to TOI HC I, LLC pursuant to the Merger Agreement. Havencrest Healthcare Partners, L.P. may be deemed to have beneficial ownership of the shares directly held by TOI HC I, LLC. Havencrest Healthcare Partners GP, LLC controls Havencrest Healthcare Partners, L.P.

(2)	Based on 73,495,500 shares of Common Stock of the Issuer outstanding as of September 2, 2022.

Common Stock CUSIP No. 23343Q100

1	NAME OF REPORTING PERSON TOI HC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 13,896,475 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 13,896,475 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 13,896,475 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 18.9%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	TOI HC I, LLC is the record owner of the shares and this amount excludes 3,325,177 Earnout Shares that may be issued to TOI HC I, LLC pursuant to the Merger Agreement.
(2)	Based on 73,495,500 shares of Common Stock of the Issuer outstanding as of September 2, 2022.

Explanatory Note

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on November 22, 2021 (the “Original Schedule 13D”). This Amendment No. 3 amends the Original Schedule 13D as specifically set forth herein.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (c) of Item 5 are hereby amended and restated as follows:

(a) Based on the 73,495,500 shares of the Issuer’s Common Stock outstanding as of September 2, 2022, as reported in the Issuer’s Registration Statement on Form S-1 filed with the SEC on September 7, 2022, the shares of Common Stock held by the Reporting Persons constitute 18.9% of the outstanding shares of Common Stock of the Issuer.

Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Act or any other purpose.

The shares of the Issuer’s Common Stock reported in this Item 5 do not include the Earnout Shares described in Item 3 above.

(c) The information contained in Item 4 is incorporated by reference herein. Except as set forth below or as disclosed herein, none of the Reporting Persons, or to the Reporting Persons’ knowledge, the persons set forth on Schedule I of the Original Schedule 13D has effected transactions in the Common Stock in the past 60 days.

On September 8, 2022, TOI HC I, LLC sold 23,500 shares of the Issuer on the open market for a weighted average price of $6.04.

On September 9, 2022, TOI HC I, LLC sold 18,900 shares of the Issuer on the open market for a weighted average price of $5.80.

On September 12, 2022, TOI HC I, LLC sold 38,000 shares of the Issuer on the open market for a weighted average price of $5.52.

On September 13, 2022, TOI HC I, LLC sold 52,500 shares of the Issuer on the open market for a weighted average price of $5.28.

On September 14, 2022, TOI HC I, LLC sold 37,785 shares of the Issuer on the open market for a weighted average price of $4.99.

On September 15, 2022, TOI HC I, LLC sold 68,500 shares of the Issuer on the open market for a weighted average price of $4.55.

On September 16, 2022, TOI HC I, LLC sold 200,000 shares of the Issuer on the open market for a weighted average price of $4.50.

On September 19, 2022, TOI HC I, LLC sold 19,629 shares of the Issuer on the open market for a weighted average price of $4.33.

On September 22, 2022, TOI HC I, LLC sold 13,086 shares of the Issuer on the open market for a weighted average price of $4.25.

On September 23, 2022, TOI HC I, LLC sold 5,375 shares of the Issuer on the open market for a weighted average price of $4.19.

On September 26, 2022, TOI HC I, LLC sold 7,153 shares of the Issuer on the open market for a weighted average price of $4.57.

On September 27, 2022, TOI HC I, LLC sold 14,074 shares of the Issuer on the open market for a weighted average price of $4.69.

On September 28, 2022, TOI HC I, LLC sold 12,642 shares of the Issuer on the open market for a weighted average price of $4.72.

On September 29, 2022, TOI HC I, LLC sold 21,000 shares of the Issuer on the open market for a weighted average price of $4.62.

On September 30, 2022, TOI HC I, LLC sold 11,000 shares of the Issuer on the open market for a weighted average price of $4.68.

On October 3, 2022, TOI HC I, LLC sold 16,765 shares of the Issuer on the open market for a weighted average price of $4.72.

On October 4, 2022, TOI HC I, LLC sold 23,447 shares of the Issuer on the open market for a weighted average price of $4.85.

On October 5, 2022, TOI HC I, LLC sold 14,060 shares of the Issuer on the open market for a weighted average price of $4.78.

On October 6, 2022, TOI HC I, LLC sold 33,509 shares of the Issuer on the open market for a weighted average price of $4.45.

On October 7, 2022, TOI HC I, LLC sold 14,652 shares of the Issuer on the open market for a weighted average price of $4.63.

On October 10, 2022, TOI HC I, LLC sold 21,500 shares of the Issuer on the open market for a weighted average price of $4.33.

On October 11, 2022, TOI HC I, LLC sold 25,000 shares of the Issuer on the open market for a weighted average price of $4.66.

On October 12, 2022, TOI HC I, LLC sold 14,343 shares of the Issuer on the open market for a weighted average price of $4.70.

On October 13, 2022, TOI HC I, LLC sold 25,200 shares of the Issuer on the open market for a weighted average price of $4.67.

On October 14, 2022, TOI HC I, LLC sold 9,800 shares of the Issuer on the open market for a weighted average price of $4.54.

On October 17, 2022, TOI HC I, LLC sold 8,249 shares of the Issuer on the open market for a weighted average price of $4.60.

On October 18, 2022, TOI HC I, LLC sold 12,200 shares of the Issuer on the open market for a weighted average price of $4.63.

On October 19, 2022, TOI HC I, LLC sold 17,500 shares of the Issuer on the open market for a weighted average price of $4.68.

On October 20, 2022, TOI HC I, LLC sold 12,000 shares of the Issuer on the open market for a weighted average price of $4.83.

On October 21, 2022, TOI HC I, LLC sold 20,000 shares of the Issuer on the open market for a weighted average price of $ 4.96.

On October 24, 2022, TOI HC I, LLC sold 29,400 shares of the Issuer on the open market for a weighted average price of $ 4.98.

On October 25, 2022, TOI HC I, LLC sold 30,400 shares of the Issuer on the open market for a weighted average price of $5.10.

On October 26, 2022, TOI HC I, LLC sold 52,500 shares of the Issuer on the open market for a weighted average price of $5.16.

On October 27, 2022, TOI HC I, LLC sold 35,000 shares of the Issuer on the open market for a weighted average price of $5.09.

On October 28, 2022, TOI HC I, LLC sold 52,091 shares of the Issuer on the open market for a weighted average price of $4.84.

On October 31, 2022, TOI HC I, LLC sold 41,855 shares of the Issuer on the open market for a weighted average price of $4.69.

On November 1, 2022, TOI HC I, LLC sold 50,272 shares of the Issuer on the open market for a weighted average price of $4.26.

On November 2, 2022, TOI HC I, LLC sold 58,500 shares of the Issuer on the open market for a weighted average price of $3.94.

On November 3, 2022, TOI HC I, LLC sold 45,500 shares of the Issuer on the open market for a weighted average price of $3.58.

On November 4, 2022, TOI HC I, LLC sold 50,200 shares of the Issuer on the open market for a weighted average price of $3.39.

On November 7, 2022, TOI HC I, LLC sold 19,167 shares of the Issuer on the open market for a weighted average price of $3.28.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2022	HAVENCREST HEALTHCARE PARTNERS, L.P.

By: Havencrest Healthcare Partners GP, LLC, its general partner

	By:	/s/ Kyle Seco
	Name:	Kyle Seco
	Title:	Attorney-in-fact

HAVENCREST HEALTHCARE PARTNERS, GP, LLC

	By:	/s/ Kyle Seco
	Name:	Kyle Seco
	Title:	Attorney-in-fact

TOI HC I, LLC

	By:	/s/ Kyle Seco
	Name:	Kyle Seco
	Title:	Attorney-in-fact